                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             MonsterDaata.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    611743105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Joseph P. Wynne
                          ComVest Capital Partners, LLC
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839

                  (Name, Address and Telephone Number of Person
--------------------------------------------------------------------------------
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Yaacov M. Gross, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  June 9, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires

                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 611743105                                           Page 2 of 14 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            COMVEST CAPITAL PARTNERS, LLC (13-4068973)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       6,000,000
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,000,000

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,000,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.2%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 611743105                                           Page 3 of 14 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            COMMONWEALTH ASSOCIATES, L.P. (13-3467952)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       1,500,000
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,500,000

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,500,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 611743105                                           Page 4 of 14 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            COMMONWEALTH ASSOCIATES MANAGEMENT CORP.        (13-3468747)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       1,500,000
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,500,000

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,500,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 611743105                                           Page 5 of 14 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MICHAEL S. FALK
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       7,500,000
BENEFICIALLY
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,500,000

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,500,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            48.9%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed on behalf of ComVest Capital Partners, LLC ("ComVest"), a limited liability company organized under the laws of Delaware, Commonwealth Associates L.P., a limited partnership organized under the laws of New York ("Commonwealth"), Commonwealth Associates Management Corp., a corporation organized under the laws of New York ("CAMC") and Michael S. Falk, relating to the common stock, par value $.01 per share (the "Common Stock"), of MonsterDaata.com Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of MonsterDaata.com Inc., par value $.01 per share.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 115 Stevens Avenue, Valhalla, New York 10595.

Item 2. Identity and Background.

     (a) This statement is filed jointly by ComVest, Commonwealth, CAMC and Michael S.Falk (the "Reporting Persons"). Robert Priddy, Keith Rosenbloom and Basil Ascuitto are directors, and Mr. Falk is Chairman, of CAMC. Messrs. Falk, Priddy and Rosenbloom are the managers of ComVest. Mr. Falk is also the controlling equity owner of both CAMC and ComVest. Joseph Wynne is the Chief Financial Officer.

     (b) The business address for all of the Reporting Persons and the other individuals identified in Item 2(a) other than Mr. Priddy is 830 Third Avenue, New York, New York 10022. Mr. Priddy is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

     (c) The principal business of ComVest is investing in and administering ownership of securities. The principal business of Commonwealth is Venture Capital and Merchant Banking. CAMC is the general partner of Commonwealth. Michael S.Falk is the Chairman and controlling equity owner of CAMC. Keith Rosenbloom and Basil Asciutto are employees, directors and shareholders of CAMC. Robert Priddy is a director and shareholder of CAMC. Messrs. Falk, Priddy and Rosenbloom are the managers and principal members of ComVest. Joseph Wynne is the Chief Financial Officer of CAMC.

     (d) None of the Reporting Persons or any of the other individuals identified in Item 2(a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or any of the other individuals identified in Item 2(a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by ComVest to purchase 6,000,000 shares of Common Stock was $60,000, and was furnished from the working capital of ComVest. The total amount of funds required by Commonwealth to purchase 1,500,000 shares of Common Stock was $15,000, and was furnished from the working capital of Commonwealth.

Item 4. Purpose of Transaction.

     ComVest has agreed to make available to the Issuer a loan in the aggregate principal amount of up to $1,500,000. ComVest may, at its discretion, fund up to $1,200,000 of that loan, while Commonwealth may, at its discretion, fund up to $300,000 of that loan. As of July 19, 2000 ComVest loaned the Issuer $903,000 of principal amount of 8% senior secured convertible notes (the "Notes"). A form of such Note is filed as Exhibit 2 to this Schedule 13D. If, during the period that the principal amount of the Notes is outstanding, the Issuer completes a private placement of either debt or equity financing in which the Issuer receives in the aggregate at least $8 million in gross proceeds (the "Placement"), then at the option of ComVest or its assignees the Notes may be converted (in whole or in part) into the securities issued in the Placement on the identical terms and conditions as investors in the Placement purchase such securities. Also, as long as any Note remains outstanding, the Issuer agreed that the board of directors of the Issuer shall consist of seven directors, five of which shall be appointed by the Issuer, with the consent of ComVest, which consent shall not be unreasonably withheld.

     The Issuer issued to ComVest a warrant (the "Warrant") to purchase 7,500,000 shares of Issuer Common Stock, at an exercise price of $0.01 per share. The Warrant was fully exercised on June 9, 2000, resulting in ComVest owning 6,000,000 shares of Issuer's Common Stock and Commonwealth owning 1,500,000 of Issuer's Common Stock.

     Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)(1) ComVest is the beneficial owner of 6,000,000 shares of Common Stock, representing approximately 39.8% of the issued and outstanding shares of Common Stock of the Issuer.

     (a)(2) Commonwealth is the beneficial owner of 1,500,000 shares of Common Stock, representing approximately 9.8% of the issued and outstanding shares of Common Stock of the Issuer.

     (a)(3) Mr. Falk may be deemed to be the beneficial owner of an aggregate of 7,500,000 shares of Common Stock, representing approximately 48.9% of the issued and outstanding shares of Common Stock of the Issuer. In his capacity as the chairman and principal equity owner of CAMC, Mr. Falk shares indirect voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities, although Mr. Falk disclaims beneficial interest in such securities other than the portion which corresponds with his equity ownership in CAMC. In his capacity as a manager and principal member of ComVest, Mr. Falk shares indirect voting and dispositive power with respect to the securities beneficially owned by ComVest and may be deemed to be the beneficial owner of such securities, although Mr. Falk disclaims beneficial interest in such securities other than that portion which corresponds with his membership interest in ComVest.

     (b) Number of shares as to which each such person has:

     (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition:

     Neither ComVest, Commonwealth, CAMC, Mr. Falk, Mr. Priddy, Mr. Rosenbloom nor Mr. Asciutto has sole power to vote or direct the vote or dispose or direct the disposition of any of the Issuer's securities.

     (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition:

     ComVest and Mr. Falk share voting and disposition powers with respect to ComVest's 6,000,000 shares. Commonwealth, CAMC, and Mr. Falk share voting and disposition powers with respect to Commonwealth's 1,500,000 shares.

     (c) The following transaction is the only transaction in the shares of Common Stock of the Issuer that was effected by the Reporting Persons during the sixty (60) days prior to the date of the filing of this Statement on Schedule 13D:

Date of Purchase        Number of Shares of Common Stock        Price Per Share
----------------        --------------------------------        ---------------
June 9, 2000            7,500,000                               $0.01

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the
        Issuer.

     The Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto. Item

7. Material to be Filed as Exhibits.

     Exhibit 1 - Joint Filing Agreement, dated as of July 12, 2000, by and among the Reporting Persons.

     Exhibit 2 - Form of 8% Senior Secured Convertible Note issued by Issuer.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 20, 2000                    ComVest Capital Partners, LLC

                                        By: /s/ Keith Rosenbloom
                                            ------------------------------
                                            Keith Rosenbloom, Manager


Dated: July 20, 2000                    Commonwealth Associates, L.P.

                                        By: Commonwealth Associates
                                            Management Corp.

                                        By: /s/ Joseph Wynne
                                            ------------------------------
                                            Joseph Wynne, Chief
                                            Financial Officer


Dated: July 20, 2000                    Commonwealth Associates
                                        Management Corp.

                                        By: /s/ Joseph Wynne
                                            ------------------------------
                                            Joseph Wynne, Chief
                                            Financial Officer


Dated: July 20, 2000                        /s/ Michael S. Falk
                                            ------------------------------
                                            Michael S. Falk